BAKER & MCKENZIE

貝克・麥堅時律師事務所

[redacted]

07027442

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大厦14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
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www.bakernet.com

October 2, 2007

Our ref: 32002208-000004

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 21, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.P. [signature]

Joyce Ip
Encl.

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

dw 10/19

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on September 21, 2007:

1. Announcement of Results of EGM, Results of Domestic Shareholders Class Meeting and Foreign Shareholders Class Meeting, Appointment of Independent Non-executive Director, Adjustment of the Composition of the Supervisory Committee by China Shipping Container Lines Company Limited, released on October 1, 2007.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

RESULTS OF EGM, RESULTS OF DOMESTIC SHAREHOLDERS CLASS MEETING AND FOREIGN SHAREHOLDERS CLASS MEETING, APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE

The Board is pleased to announce that:

A. RESULTS OF EGM

All the resolutions specified in the notice of EGM were duly passed at the EGM.

B. RESULTS OF DOMESTIC SHAREHOLDERS CLASS MEETING AND FOREIGN SHAREHOLDERS CLASS MEETING

All the resolutions specified in the notice of Domestic Shareholders Class Meeting were duly passed at the Domestic Shareholders Class Meeting.

All the resolutions specified in the notice of Foreign Shareholders Class Meeting were duly passed at the Foreign Shareholders Class Meeting.

C. APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The resolution for the appointment of Mr. Shen Zhongying as an independent non-executive Director was duly approved by the Shareholders at the EGM. His appointment will come into effect after his appointment is approved at the EGM and after the related amendments to the Articles of Association of the Company are approved by the regulatory authority.

D. ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE

The resolution for the removal of Mr. Yao Guojian from the position of shareholder approved supervisor was duly approved by the Shareholders at the EGM. His removal will come into effect after approval at the EGM and after approval from the relevant authority regarding the related amendments of the Articles of Association is obtained.

Reference is made to the announcement of China Shipping Container Lines Company Limited (the "Company") dated 9 August 2007 (the "Announcement") and the circular of the Company dated 15 August 2007 (the "Circular") in relation to, inter alia, the proposed A Share Issue and proposed amendments to the Articles of Association. Terms used herein shall have the same meanings as defined in the Announcement and the Circular, unless otherwise stated.

A. RESULTS OF EGM

The Board is pleased to announce that the following resolutions were passed at the EGM held at 9:30 a.m. on Saturday, 29 September 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC. 5 authorised proxies holding an aggregate of 4,511,292,144 shares with voting rights in the Company, representing approximately 74.81% of the total number of shares with voting rights (6,030,000,000 shares) of the Company, were present at the EGM.

As at the date of the EGM, the number of issued shares of the Company was 6,030,000,000 shares, which was the total number of shares entitling holders to attend and vote for or against all the resolutions proposed at the EGM. There was no restriction on any Shareholder casting votes on any of the proposed resolutions at the EGM. No Shareholder was required to vote only against any of the proposed resolutions at the EGM.

The EGM was chaired by Mr. Li Shaode, the chairman of the Board and an executive Director. After consideration by the said authorised proxies and through voting by way of poll, the resolutions were passed at the EGM and the details of voting are as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
		For	Against	Abstain
Special Resolutions				
1.	To approve the Initial Public Offering and Listing of A Shares;	4,511,291,144 (99.99998%)	1000 (0.00002%)	0
2.	To approve the Plan for Distribution of Distributable Profit Before Offering;	4,511,291,144 (99.99998 %)	1000 (0.00002%)	0
3.	To approve the Election of an Additional Director;	4,511,291,144 (99.99998 %)	1000 (0.00002%)	0
4.	To approve the Adjustment of Membership Structure of the Supervisory Committee of the Company;	4,511,291,144 (99.99998 %)	1000 (0.00002%)	0
5.	To approve the Amendments to the Articles of Association;	4,511,291,144 (99.99998 %)	0	1000 (0.00002%)
6.	To approve the Rules of Procedure of Shareholders' General Meeting;	4,511,292,144 (100%)	0	0
7.	To approve the Rules of Procedure of Meetings of the Board of Directors;	4,511,292,144 (100%)	0	0
8.	To approve the Rules of Procedure of Meeting of the Supervisory Committee.	4,511,292,144 (100%)	0	0
Ordinary resolution				
9.	To approve the Fair Decision-Making System for Connected Transactions.	4,505,218,144 (99.86536%)	6,074,000 (0.13464%)	0

Please refer to the notice of the EGM for the full version of resolutions No. 1 to 9.

As more than 2/3 of the votes were cast in favor of each of resolutions No. 1 to 8, such resolutions were duly passed as special resolutions.

As more than 1/2 of the votes were cast in favor of resolution No. 9, such resolution was duly passed as an ordinary resolution.

The voting at the EGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the EGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

B. RESULTS OF DOMESTIC SHAREHOLDERS CLASS MEETING AND FOREIGN SHAREHOLDERS CLASS MEETING

1) Results of the Domestic Shareholders Class Meeting

Pursuant to the notice of the Domestic Shareholders Class Meeting dated 29 September 2007, the Domestic Shareholders Class Meeting was held at 9:15 a.m. on Saturday, 29 September 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC. The number of issued Domestic Shares as at the date of the Domestic Shareholders Class Meeting was 3,610,000,000 shares. There were no restrictions on any holder of Domestic Shares casting votes on any of the proposed resolutions at the Domestic Shareholders Class Meeting. No holder of Domestic Shares was required to vote only against any of the proposed resolutions at the Domestic Shareholders Class Meeting. China Shipping (Group) Company, the controlling shareholder of the Company and the sole holder of Domestic Shares, was entitled to attend and vote for or against the resolutions considered at the Domestic Shareholders Class Meeting. China Shipping (Group) Company, was present at the Domestic Shareholders Class Meeting.

The Domestic Shareholders Class Meeting was chaired by Mr. Li Shaode, the chairman of the Board and an executive Director.

The poll results in respect of the resolutions passed at the Domestic Shareholders Class Meeting were as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
		For	Against	Abstain
Special Resolutions				
1.	To approve the Initial Public Offering and Listing of A Shares; and	3,610,000,000 (100%)	0	0
2.	To approve the Plan for Distribution of Distributable Profit Before Offering.	3,610,000,000 (100%)	0	0

Please refer to the notice of the Domestic Shareholders Class Meeting for the full version of resolutions No. 1 and 2.

As more than 2/3 of the votes were cast in favour of the above resolutions at the Domestic Shareholders Class Meeting, the resolutions were duly passed as special resolutions.

The voting at the Domestic Shareholders Class Meeting was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the Domestic Shareholders Class Meeting were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

2) Results of the Foreign Shareholders Class Meeting

Pursuant to the notice of Foreign Shareholders Class Meeting dated 29 September 2007, the Foreign Shareholders Class Meeting was held at 9:00 a.m. on Saturday, 29 September 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC.

The number of issued H Shares of the Company as at the date of the Foreign Shareholders Class Meeting was 2,420,000,000 shares, which was the total number of shares entitling the holders of Foreign Shares to attend and vote for or against any of the resolutions proposed at the Foreign Shareholders Class Meeting. There were no restrictions on any holder of Foreign Shares casting votes on any of the proposed resolutions at the Foreign Shareholders Class Meeting. No holder of Foreign Shares was required to vote only against any of the proposed resolutions at the Foreign Shareholders Class Meeting. 1 proxy holding an aggregate of 890,410,144 shares, representing 36.79% of the total voting H Shares of the Company were present at the Foreign Shareholders Class Meeting.

The Foreign Shareholders Class Meeting was chaired by Mr. Li Shaode, the chairman of the Board and an executive Director.

The poll results in respect of the resolutions passed at the Foreign Shareholders Class Meeting were as follows:

Summary of Resolutions (abbreviated)		Number of Votes (approximate %)		
		For	Against	Abstain
Special Resolutions				
1.	To approve the Initial Public Offering and Listing of A Shares; and	890,410,144 (100%)	0	0
2.	To approve the Plan for Distribution of Distributable Profit Before Offering.	890,410,144 (100%)	0	0

Please refer to the notice of the Foreign Shareholders Class Meeting for the full version of resolutions No. 1 and 2.

As more than 2/3 of the votes were cast in favour of the above resolutions at the Foreign Shareholders Class Meeting, the resolutions were duly passed as special resolutions.

The voting at the Foreign Shareholders Class Meeting was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the Foreign Shareholders Class Meeting were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

C. APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The resolution for the appointment of Mr. Shen Zhongying as an independent non-executive Director was duly approved by the Shareholders at the EGM. His appointment will come into effect after his appointment is approved at the EGM and after the related amendments to the Articles of Association of the Company are approved by the regulatory authority.

D. ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE

The resolution for the removal of Mr. Yao Guojian from the position of shareholder approved supervisor was duly approved by the Shareholders at the EGM. His removal will come into effect after approval at the EGM and after approval from the relevant authority regarding the related amendments of the Articles of Association is obtained. Mr. Yao Guojian has been elected as an employee appointed supervisor of the Company at the employees' representative meeting held on 19th September 2007 and his appointment will come into effect after obtaining the approvals from the relevant authorities regarding the related amendments of the Articles of Association.

After the removal and election, the number of employee appointed supervisors of the Company will be increased from 1 to 2.

E. BACKGROUND OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Shen Zhongying, aged 63, graduated from Shanghai Industrial College, and is qualified as a senior economist. He previously worked in several government departments in Shanxi Province (陕西省) from June 1972 to December 1990. He served as chairman of Hong Kong Li Shan Limited from December 1990 to May 1994, the deputy director of Shanghai Planned Economy Research Institution from May 1994 to February 1996, the deputy office manager and office manager of Shanghai Supervision Management Office of Securities and Future from February 1996 to October 1998, the secretary of the CPC Committee and the head of CSRC Shanghai Securities Management Office, and the chief of CSRC Shanghai Inspection Bureau from October 1998 to June 2003. During July 2003 to August 2006, he was a non-member governor of Shanghai Stock Exchange and the head of the Shanghai Stock Exchange Member Management Committee. Since March 2003 to the present, he is the member of the Standing Committee of the Shanghai Municipal People's Congress.

Save as disclosed above, Mr. Shen Zhongying has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling Shareholder.

Mr. Shen Zhongying does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by Mr. Shen Zhongying under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Shen Zhongying will enter into a service contract with the Company in his position in the Company. The length of his service will be from the relevant amendments to the Articles of Association of the Company becoming effective until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. His annual remuneration (including the bonus and other emoluments, if any) under his service contract for his position in the Company (having regard to his duties, responsibilities and time to be spent on the affairs of the Company and as approved by the Shareholders at the EGM) shall be as follows:

Director	Annual remuneration
Mr. Shen Zhongying	RMB100,000 (equivalent to approximately HK$100,000)

F. BACKGROUND OF RE-ELECTED SUPERVISOR

Mr. Yao Guojian, aged 53, graduated from East China Normal University in administrative management. He is a supervisor of the Company. He started his shipping career in 1977. During April 1978 to September 1985, he was the deputy head of workshop, vice-Party secretary and head of the administration section of Lifeng Ship Factory under Shanghai Marine Bureau. During September 1987 to October 1994, he served as the chief steward, the head of supervisory section and the head of administration section of Shanghai Marine Bureau. From October 1994 to July 1997, he acted as the supervisor of disciplinary committee and examination of Shanghai Marine Shipping (Group) Company, the secretary of disciplinary committee of vessel company No. 2 under Shanghai Marine Shipping (Group) Company, the secretary to disciplinary committee and chairman of Trade Union of Container Branch Company under Shanghai Hai Xing Shipping Co., Ltd. From July 1997 to March 2002, he was the deputy head of supervision and auditing division of China Shipping and vice-Party secretary and secretary to the disciplinary committee of China Shipping. Between March 2002 and January 2003, he was a member of the Party committee, secretary to the disciplinary committee and chairman of the Labour Union of China Shipping Logistics Company Limited. He has accumulated extensive experience in management.

Save as disclosed above, Mr. Yao Guojian has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling Shareholder.

Save as disclosed below, Mr. Yao Guojian does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by any of the Supervisors under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Yao Guojian will enter into a service contract with the Company in his position in the Company. The length of his service will be from the relevant amendments to the Articles of Association of the Company becoming effective until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. His annual remuneration (including the H share share appreciation rights granted under the H share share appreciation rights scheme adopted by the Shareholders on 12 October 2005 and amended on 20 June 2006 and 26 June 2007 (the "Rights") presently granted, bonus and other emoluments, if any) under

his service contract for his position in the Company (having regard to his duties, responsibilities and time to be spent on the affairs of the Company and as approved by the Shareholders at the EGM) is as follows:

Supervisor	Rights presently granted	Annual remuneration
Mr. Yao Guojian	1,600,000	RMB420,000 (equivalent to approximately HK$420,000)

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
29 September 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.00.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END